                        PORCUPINE JOINT VENTURE AGREEMENT
                             MADE AS OF JULY 1, 2002



                                     BETWEEN



                            PLACER DOME (CLA) LIMITED


                                     - AND -


                            KINROSS GOLD CORPORATION

                        PORCUPINE JOINT VENTURE AGREEMENT

THIS AGREEMENT is made as of July 1, 2002

BETWEEN:

                PLACER DOME (CLA) LIMITED, a corporation amalgamated under the laws of Canada,

                ("PLACER")

- AND -

                KINROSS GOLD CORPORATION, a corporation amalgamated under the laws of Ontario,

                ("KINROSS")

RECITALS:

A. WHEREAS pursuant to the Asset Exchange Agreement executed as a step in implementing the joint venture described herein, Placer transferred to Kinross an undivided 49% interest in the Placer Assets and Kinross transferred to Placer an undivided 51% interest in the Kinross Assets in consideration of, among other things, the assumption by Kinross and Placer respectively of an equivalent percentage of certain of the liabilities and obligations associated with the Placer Assets and Kinross Assets, all in accordance with the terms of the Asset Exchange Agreement;

B. AND WHEREAS the Parties have agreed to form a joint venture to conduct mining and milling operations on, in, under and with the Placer Assets and the Kinross Assets and within the Development Area (as defined herein), including exploration, development, construction, mining, milling, processing and other operations relating to mining and milling in accordance with good mining practice and having regard to optimizing production from the Placer Assets and the Kinross Assets for the mutual benefit of each of Placer and Kinross, all on the terms and conditions set out in this Agreement.

                NOW THEREFORE, the parties agree as follows:


                                   ARTICLE 1
                DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1             DEFINITIONS

Whenever used in this Agreement, the following words and terms have the meanings set out below:

                "ACCOUNTING PROCEDURE" means the procedures set forth in Schedule B.

                "ADDITIONAL RIGHTS" means any right, title or interest in or to a property, including to explore or mine, or both, and including any royalty interest, any part of which property is located within the Development Area and which right, title or interest has been offered to or acquired by a Party and which has been offered by that Party and accepted by the other Party to become subject to the terms of this Agreement.

                "AFFILIATE" of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, where "CONTROL" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

                "AGREEMENT" means this agreement, including all schedules, and all amendments or restatements as permitted, and references to "Article" or "Section" mean the specified Article or Section of this Agreement.

                "ASSET EXCHANGE AGREEMENT" means the Asset Exchange Agreement dated the date hereof pursuant to which Placer transferred to Kinross and Kinross acquired and assumed an undivided 49% interest in the Placer Assets and certain related liabilities and obligations and Kinross transferred to Placer and Placer acquired and assumed an undivided 51% interest in the Kinross Assets and certain related liabilities and obligations.

                "BUDGET" means a detailed estimate of all costs to be incurred and expenditures to be made by the Parties with respect to a Program and a schedule of cash advances to be made by the Parties.

                "BUSINESS DAY" means any day, other than a Saturday or Sunday, or a statutory or civic holiday in Toronto, Ontario.

                "CONTINUING OBLIGATION" means an obligation, liability or responsibility that is reasonably expected to continue or arise after Operations on a particular area of the Properties has ceased or is suspended, or an obligation, liability or responsibility assumed by the Joint Venture on the Effective Date, including for example, future monitoring, stabilization, reclamation, rehabilitation or restoration requirements under Laws, or pursuant to the instruments of title under which the Properties are held.

                "CONTINUING PARTY" means a party that has a Participating Interest or has acquired all or any part of the Participating Interest of a Party pursuant to this Agreement.

                "CONTROL INTEREST" means an interest which allows the holder to direct or cause the direction of the management and policies of a Party or Affiliate through the legal or beneficial ownership of voting securities, or the right to appoint directors or management, through contract, voting trust, or otherwise.

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                "DEVELOPMENT" means preparation for Mining, including definition drilling, test mining, mine feasibility studies and such other work.

                [Deleted Text]

                "EFFECTIVE DATE" means the date set out on page 1 of this Agreement.

                "ENCUMBRANCE" means a security interest, mortgage, deed of trust, pledge, lien, net profits interest, royalty, overriding royalty interest, other payment out of production, or other encumbrance of a similar nature.

                "EXPENDITURES" for all purposes of this Agreement means all moneys expended in connection with the Joint Venture Assets by a Party authorized to do so by the terms of this Agreement (an "Authorized Party") in prospecting, exploration, development, preproduction, mining, processing, closing, reclamation and rehabilitation work on or in connection with the Properties or any part of them. Without limiting the generality of the foregoing, Expenditures shall include all direct and indirect charges as described in Sections II and III of the Accounting Procedure and shall include moneys spent by an Authorized Party in acquiring and maintaining Surface Rights and acquiring Additional Rights, as necessary, in constructing, maintaining and operating roads, trails and bridges upon or across the Properties or other lands for the purpose of having convenient access to the Properties; and in mining, prospecting, exploring, developing, de-watering, sampling, examining, diamond drilling, testing and metallurgical work of all types; for geophysical, geological and other surveys; reasonable costs and expenses connected with feasibility studies (whether prepared by persons who are associated with a Party or on an arms' length basis) and for buildings, equipment, plant and supplies for the Properties including reasonable supervision, office and travelling expenses, workers' compensation assessments, unemployment insurance premiums, fire and other insurance premiums, taxes, goods and services taxes, rents, license fees and all other payments necessary to keep the Joint Venture Assets in good standing; and all other expenses ordinarily expended in exploring, developing, operating, closing and reclaiming or rehabilitating a mining and/or exploration property, including an indirect charge for administration and overhead in accordance with the Accounting Procedure.

                The certificate of an officer of the Authorized Party which has expended Expenditures in connection with the Properties shall be accepted as PRIMA FACIE evidence of the making of Expenditures.

                "EXPLORATION" means all activities directed toward ascertaining the existence, location, quantity, characteristics, quality or commercial value of deposits of Products.

                "FEASIBILITY STUDY" means a written report commissioned by the Management Committee which satisfies the criteria set forth in Schedule D and a "FAVOURABLE FEASIBILITY STUDY" shall be such a Feasibility Study that recommends all or part of the Properties be brought into mineral production.

                "GOVERNMENTAL AUTHORITY" means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal, dispute settlement panel or body or other law, rule or regulation-making entity:

                (a) having jurisdiction on behalf of any nation, province, state or other geographic or political subdivision thereof; or

                (b) exercising, or entitled to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

                "INITIAL CONTRIBUTION" means the contribution that each Party is deemed to have made on the formation of the Joint Venture as described in Section 4.1.

                "JOINT ACCOUNT" means the account maintained in accordance with the Accounting Procedure showing the charges and credits accruing to the Parties after formation of the Joint Venture.

                "JOINT VENTURE" means the operating joint venture with respect to the Joint Venture Assets established pursuant to Section 3.1.

                "JOINT VENTURE ASSETS" means all of the Placer Assets and all of the Kinross Assets, including the Properties, the Products and all other real and personal property, tangible and intangible, including rights under agreements with Governmental Authorities relating to the Properties and the Mine and Plant held for the benefit of the Parties hereunder and all rights, title and interest in and to any property, real or personal, within the Development Area that become subject to the Joint Venture in accordance with the terms of this Agreement.

                "KINROSS ASSETS" means all of the assets located within the Development Area owned by Kinross or an Affiliate of Kinross on the Effective Date or in which Kinross or an Affiliate of Kinross had a right, title or interest, or had possession or use of, on the Effective Date, in which an undivided 51% interest was acquired by Placer pursuant to the Asset Exchange Agreement, all of which have been contributed to the Joint Venture by Kinross and Placer in proportion to their Participating Interests therein.

                "LAWS" means applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, rulings and judicial, arbitral, administrative, ministerial or departmental judgements, awards or requirements of any Governmental Authority.

                "MANAGEMENT COMMITTEE" means the committee established under
                Section 6.1.

                "MANAGER" means the Person appointed from time to time under
                Article 7 to manage Operations, or any successor thereof.

                "MINE AND PLANT" means the existing mining facilities comprising the Kinross Assets and Placer Assets, including the Hoyle Pond Mine and Bell Creek Mill and the Dome Mine and Mill, and any mining facilities constructed and equipment and supplies purchased in accordance with a mining Program and Budget and any approved expansion or modification of mining Programs and Budgets.

                "MINING" means the mining, extracting, producing, handling, milling or other processing of Products and the ancillary activities associated therewith. "NON-CONSENT PROGRAM" has the meaning given to it in Section 5.3.

                "NON-MANAGER" means a Party that is not the Manager.

                "NSR ROYALTY" means the vested net smelter returns royalty which may become payable to a Party pursuant to Section 5.6(a), which vested net smelter returns royalty shall comprise an interest in, bind, run with and touch the Properties and be defined and payable as provided in Schedule C attached hereto.

                "OPERATIONS" means the exploration, development, mining, mine reclamation or rehabilitation and other activities carried out or to be carried out under this Agreement.

                "PARTY" and "PARTIES" means Placer and Kinross, and their respective successors or assigns.

                "PARTICIPATING INTEREST" means the percentage interest representing the ownership interest as a tenant in common of a Party who is not a Royalty Holder, in and to the Joint Venture and the Joint Venture Assets and in and to all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder. Participating Interests shall be calculated to three decimal places and rounded to two (e.g., 1.519% rounded to 1.52%). Decimals of .005 or more shall be rounded up to .01, decimals of less than .005 shall be rounded down. The initial Participating Interests of the Parties upon the formation of the Joint Venture are set forth in Section 5.1.

                "PERSON" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

                "PLACER ASSETS" means all of the assets located within the Development Area owned by Placer or an Affiliate of Placer on the Effective Date or in which Placer or an Affiliate of Placer had a right, title or interest, or had possession or use of, on the Effective Date, in which an undivided 49% interest was acquired by Kinross pursuant to the Asset Exchange Agreement, all of which have been contributed to the Joint Venture by Placer and Kinross in proportion to their Participating Interests therein.

                "PRIME RATE" means, at any time, the rate of interest expressed as an annual rate, established by Canadian Imperial Bank of Commerce at its main office in Toronto, Ontario as its reference rate of interest to determine the interest rates it will charge for loans in Canadian dollars to Canadian customers, adjusted automatically with each quoted or published change in such rate, all without the necessity of any notice to its borrowers or any other person.

                "PRODUCTS" means all ores, minerals and mineral resources and by-products thereof produced from the Properties under this Agreement including, without limitation, refined gold.

                "PROGRAM" means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager on behalf of the Joint Venture for a calendar year or any longer period as determined by the Management Committee.

                "PROJECT FINANCING" means any financing approved by the Management Committee and obtained by the Parties for the purpose of placing a mineral deposit situated on the Properties into commercial production, but shall not include any such financing obtained individually by any Party to finance payment or performance of its obligations under this Agreement.

                "PROPERTIES" means all real property located within the Development Area which at the Effective Date either Party or any Affiliate of either Party owns, leases or is the registered or recorded holder of, has possession or use of, or has a contractual or other right, title or interest in and to or in respect of the mineral production therefrom, together with any Additional Rights in land or contractual or other right, title or interest in and to real property, or the mineral production therefrom, subsequently acquired by a Party or any Affiliate of either Party within the Development Area, including, without limitation, the real property listed in Schedule A-Part 1.

                "ROYALTY HOLDER" has the meaning given to it in Section 5.6.

                "SURFACE RIGHTS" means any ownership of or rights to enter, use and occupy the surface area of the lands described by the Properties or other surface areas useful in connection with Operations under this Agreement and held from time to time hereunder.

                "TAX ACT" means the INCOME TAX ACT (Canada), as amended.

                "TRANSFER" means sell, grant, assign, arrange for substitute performance by an Affiliate or third party, encumber, pledge, surrender, abandon or otherwise convey, commit or dispose of and the word used as a noun shall have a corresponding meaning.

1.2             CERTAIN RULES OF INTERPRETATION

In this Agreement:


        (a) CONSENT - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

        (b) CURRENCY - Unless otherwise specified, all references to money amounts are to the lawful currency of the United States of America.

        (c) GOVERNING LAW - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

        (d) HEADINGS - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

        (e) INCLUDING - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

        (f) NO STRICT CONSTRUCTION- The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

        (g) NUMBER AND GENDER - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

        (h) SEVERABILITY - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

        (i) STATUTORY REFERENCES - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

        (j) TIME - Time is of the essence in the performance of the Parties' respective obligations.

        (k) TIME PERIODS - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3             KNOWLEDGE

Any reference to the knowledge of any Party shall mean to the best of the knowledge, information and belief of such Party after reviewing all relevant records and making due inquiries regarding the relevant matter of all relevant directors, officers and employees of the Party.

1.4             ENTIRE AGREEMENT

This Agreement and those provisions of the Asset Exchange Agreement which survive the completion of the transactions therein in accordance with its terms, and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement or any document required to be delivered pursuant to this Agreement or in those provisions of the Asset Exchange Agreement which survive the completion of the transactions therein in accordance with its terms.

1.5             SCHEDULES

The schedules to this Agreement, as listed below, are an integral part of this
Agreement:


                                 [Deleted Text]

                                 [Deleted Text]

                                   ARTICLE 2
                    REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1             CAPACITY

Each of the Parties represents and warrants to the other Party the matters set out below and acknowledges the other Party is relying upon all such representations and warranties for the purposes of this Agreement:

        (a) it is a corporation incorporated, continued or amalgamated under the laws of the jurisdiction of its incorporation, continuation or amalgamation, as the case may be, and it is duly organized and existing under such laws and is in good standing and qualified to own, lease or hold its properties and to carry on business in the Province of Ontario;

        (b) it has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement, and all corporate and other actions required to authorize it to enter into and perform its obligations under this Agreement have been properly taken;

        (c) it is not a party to, bound or affected by or subject to any agreement, instrument, charter or by-law provision or Law that would be violated, contravened or breached by entering into or performing under this Agreement;

        (d) the execution and delivery of this Agreement and the carrying out of or participation in the transactions contemplated herein will not give to any other person, after the giving of notice or otherwise, any right of first refusal, or any right of termination, cancellation or acceleration in or with respect to any agreement or other instrument to which it is a party, is subject, or derives benefit, or by which any of the Placer Assets or the Kinross assets, as the case may be, are bound or affected, save and except as the Parties have been made aware and have agreed to accept as set forth in the Asset Exchange Agreement;

        (e) this Agreement has been duly executed and delivered by it and is valid, binding and enforceable against it in accordance with its terms, subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought; and

        (f) it is not an insolvent person within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) and will not become an insolvent person as a result of entering into this Agreement or the Joint Venture.

2.2             SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations and warranties in this Agreement shall survive the execution and delivery of this Agreement for the term of the Joint Venture.

2.3             ENCUMBRANCES AND OTHER AGREEMENTS

Without the prior consent of the other Party, except as otherwise permitted by this Agreement, neither Party will enter into new agreements or instruments creating an Encumbrance on or affecting the Joint Venture Assets or amend or modify any agreements or instruments affecting the Joint Venture Assets that exist as of the Effective Date.

2.4             INDEMNITIES

        (a) Each Party shall indemnify each other Party, its officers, directors, agents, employees and its Affiliates (collectively, the "Indemnified Party") from and against any Material Loss. A "Material Loss" shall mean all costs, expenses, damages or liabilities, including lawyers' fees and other costs of litigation (either threatened or pending) arising out of or based on a material breach by a Party ("Indemnifying Party") of any representation, warranty or covenant contained in this Agreement. A Material Loss shall be deemed to have occurred if, in the aggregate, an Indemnified Party incurs losses, costs, damages or liabilities in excess of [Deleted Text] relating to breaches of the warranties, representations and covenants set out in this Agreement.

                Upon the occurrence of a Material Loss the Indemnifying Party will be liable for the aggregate amount of the Material Loss, including the first [Deleted Text] of the Material Loss, and for any subsequent claims for indemnity under this Section, regardless of the amount of the claim, up to a maximum aggregate liability equal to the amount of the Party's deemed initial contributions set forth in Section 4.1.

        (b) If any claim or demand is asserted against an Indemnified Party in respect of which such Indemnified Party may be entitled to indemnification under this Agreement, written notice of such claim or demand shall promptly be given to the Indemnifying Party. The Indemnifying Party shall have the right, but not the obligation, by notifying the Indemnified Party within thirty
                (30) days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Party to participate, at the Indemnified Party's expense and with counsel of the Indemnified Party's choice) the defence, compromise or settlement of the matter. Any damages to the assets or business of the Indemnified Party caused by a failure by the Indemnifying Party to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner, after the Indemnified Party has given notice of such claim, shall be included in the damages for which the Indemnifying Party shall be obligated to indemnify the Indemnified Party. Any settlement or compromise of a matter by the Indemnifying Party shall include a full release of claims against the Indemnified Party which have arisen out of the claim or demand for which indemnification is sought.

                                   ARTICLE 3
                             NATURE OF RELATIONSHIP

3.1             FORMATION OF JOINT VENTURE AND APPOINTMENT OF MANAGER

An operating joint venture with respect to the Joint Venture Assets is hereby formed between the Parties as of the Effective Date. The Joint Venture shall be named the "Porcupine Joint Venture". Placer shall be the initial Manager of the Joint Venture with the rights, duties and obligations provided under this Agreement, and each Party shall have the Participating Interest set out opposite its name in Section 5.1.

3.2             PURPOSES

The Joint Venture is formed for the following purposes and shall serve as the means by which the Parties accomplish such purposes:

        (a)     to engage in Mining on the Joint Venture Assets;

        (b)     to conduct Exploration on the Properties;

        (c) to evaluate the possibilities for and, if justified, to engage in the Development or further Development and Mining of the Joint Venture Assets;

        (d)     to engage in and conduct Operations on the Properties;

        (e)     to engage in the removal of Products from the Properties;

        (f) to complete and satisfy all environmental compliance, mine reclamation or rehabilitation and Continuing Obligations affecting the Properties; and

        (g) to perform any other activity necessary, appropriate or incidental to any of the foregoing,

all in accordance with good mining practice and having regard to optimizing the production from the Placer Assets and the Kinross Assets for the mutual benefit of each of Placer and Kinross.

3.3             LIMITATION

Unless the Parties otherwise agree in writing, the purposes of the Operations shall be limited to those described in Section 3.2, and nothing in this Agreement shall be construed to enlarge such purposes or to change the relationship of the Parties as set forth in Section 18.8.

3.4             TERM

The term of this Joint Venture and this Agreement shall be from 12:01 a.m. on the Effective Date and for so long thereafter as Products are produced from the Joint Venture Assets or there remain statutory or other Continuing Obligations of the Joint Venture required by law to be fulfilled to a maximum term of 99 years, unless the Agreement is earlier terminated as herein provided or extended by the mutual written agreement of the Parties.

                                   ARTICLE 4
                            CONTRIBUTIONS BY PARTIES

4.1             DEEMED INITIAL CONTRIBUTIONS

As of the Effective Date, each Party shall be deemed to have contributed and expended the aggregate Expenditures hereunder set out opposite its name:

        (a)     Placer - [Deleted Text]

        (b)     Kinross - [Deleted Text]

4.2             DISREGARD OF OTHER EXPENSES

All other expenses incurred by a Party, paid or unpaid, prior to the Effective Date shall be ignored for the purposes of calculating the Parties' Initial Contributions under this Agreement and shall not qualify as Expenditures under this Agreement.

4.3             ADDITIONAL CASH CONTRIBUTIONS

Subject to election permitted by Section 5.3, the Parties shall be obligated to contribute funds from time to time to adopted Programs and Budgets in proportion to their respective Participating Interests and such contributed funds shall be used in any recalculations of Participating Interests from time to time made under and in accordance with this Agreement.

                                   ARTICLE 5
                              INTERESTS OF PARTIES

5.1             INITIAL PARTICIPATING INTERESTS

Immediately upon the Effective Date, each Party shall have the initial Participating Interest set out below opposite its name:

        (a)     Placer           51%

        (b)     Kinross          49%

All costs and liabilities of the Joint Venture, including the liabilities associated with the Placer Assets and the Kinross Assets which were assumed by the Joint Venture on the Effective Date (including any severance liabilities for employees terminated after the Effective Date) and all liabilities incurred in Operations, shall be borne and paid, and all Joint Venture Assets acquired and Products mined by virtue of the Operations shall, notwithstanding the registered or recorded titleholder or the named or noted person entitled to the benefit of or subject to the obligations under any Joint Venture Assets, be owned and held by or for the benefit of such Parties, as tenants in common, and such Parties shall have the rights of an owner to share in all mineral production and all other income and rights derived from the Joint Venture Assets, and such Parties shall have the obligations of an owner to fulfill and perform, to accept and be liable for all liabilities, in particular all environmental liabilities and all royalty liabilities, joint venture or earn in obligations related to the Joint Venture Assets existing upon the Effective Date or which arise from and after the Effective Date, including all income, proceeds or compensation derived from or related to the use, sale or other disposition of any of the Joint Venture Assets, in accordance with their respective Participating Interests, as such Participating Interests may change from time to time in accordance with the provisions of this Agreement.

5.2             CHANGES IN PARTICIPATING INTERESTS

                                 [Deleted Text]


        (e)     [Deleted Text]

5.3             VOLUNTARY REDUCTION IN PARTICIPATION

                [Deleted Text]

                                 [Deleted Text]


5.4      ACCELERATED REDUCTION IN PARTICIPATION


                                 [Deleted Text]


5.5      DEFAULT IN MAKING CONTRIBUTIONS


                                 [Deleted Text]


5.6      ELIMINATION OF MINORITY INTEREST


                                 [Deleted Text]

        (b)     [Deleted Text]


5.7             CONTINUING LIABILITIES UPON ADJUSTMENTS OF PARTICIPATING
                INTERESTS

Any reduction of a Party's Participating Interest under this Article shall not relieve such Party of its share of any liability, whether it accrues before or after such reduction, arising out of Operations conducted prior to such reduction or arising from liabilities assumed by the Joint Venture on the Effective Date. For purposes of this Article, such Party's share of such liability shall be equal to its Participating Interest at the time such liability was assumed (in the case of liabilities which existed on the Effective
Date) or at the time of the action giving rise to such liability (in the case of the liabilities which arose after the Effective Date). The increased Participating Interest accruing to a Party as a result of the reduction of the other Party's Participating Interest shall be free of Encumbrances arising by, through or under such other Party, other than those existing at the time the Properties were acquired by, or contributed to, the Joint Venture or those to which both Parties have given their written consent. An adjustment to a Participating Interest need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Party's Participating Interest shall be shown in the books of the Manager. However, either Party, at any time upon the request of the other Party, shall execute and acknowledge instruments necessary to evidence such adjustment in form sufficient for recording in the jurisdiction where the Properties are located.

5.8             RECORDING OF PARTICIPATING INTERESTS AND CHANGES

Title to the Joint Venture Assets will be recorded in the name of both Parties or as the Parties may otherwise agree. The Participating Interest of each Party in the Properties shall not be evidenced by the recording of appropriate instruments. Rather, the initial Participating Interests of each Party and changes thereto shall be shown and maintained in the records of the Manager. However, each Party at any time may request that the other Party execute and deliver appropriate instruments in recordable or registrable form, as the case may be, to evidence or transfer to it, its Participating Interest. Notwithstanding the foregoing, all Joint Venture Assets and all obligations and liabilities arising out of or in connection with the Joint Venture Assets or any Operations hereunder shall, notwithstanding the registered or recorded titleholder or the named or noted person entitled to the benefit of or subject to the obligations under any such Joint Venture Assets, including without limitation, any Property, contract, agreement, bank account, licence, permit or authorization, be held in trust for and to the benefit or account of the Parties in accordance with their respective Participating Interests, as such Participating Interests may change from time to time in accordance with the provisions of this Agreement.

5.9             RIGHT OF SET-OFF

If after the Effective Date it is agreed by the Parties that one Party owes an amount to the other Party as a result of the consummation of the transactions contemplated by the Asset Exchange Agreement, the Party which is owed the money will be entitled to set off the amount owed to it by a reduction in the amount payable by it in response to the next following cash call by the Manager under
Section 9.2, and by a corresponding increase in the amount of the next cash call payable by the other Party. If the Party which has agreed to pay the increased cash call defaults in making the contribution when required to do so, it will constitute a default in respect of the increased amount of the cash call and will be a default to which Section 5.3 applies.

                                   ARTICLE 6
                              MANAGEMENT COMMITTEE

6.1              ORGANIZATION AND COMPOSITION

The Parties hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of two members. So long as it holds at least a 25% Participating Interest, each Party shall appoint one member as the representative of such Party (a "Nominee"), and may appoint an alternate to act as Nominee in the absence of a regular Nominee. Any alternate so acting shall be deemed to be a Nominee. Initial appointments shall be made in writing and shall contain telephone and fax numbers of the appointed Nominees. Subsequent appointments shall be made or changed by notice to the other Party prior to the meeting at which the Nominee is to act. The actions of a Party's appointed Nominee shall bind the Party who made the appointment.

6.2             DECISIONS

        (a) Each Party, acting through its appointed Nominee, shall have votes on the Management Committee equal to that Party's Participating Interest. Unless otherwise provided in this Article, the vote of the Party with the Participating Interest in excess of 50% shall determine the decisions of the Management Committee.

        (b) If a matter for decision does not receive the approval of the Party holding a Participating Interest in excess of 50% and the Parties are deadlocked, then, other than in respect of those matters set out in Section 6.2(c), the deadlock shall be resolved by decision of the Manager who shall have a second or casting vote.

        (c) The following decisions of the Management Committee require the approval of the Nominees of both Parties to that Committee:

                (i)     termination of the Joint Venture;

                (ii) the cessation of Operations for a period exceeding 120 consecutive days, other than as a result of an event of force majeure;

                (iii) the re-commencement of Operations after a cessation referred to in (ii), other than as a result of an event of force majeure;

                                 [Deleted Text]

                (v) the disposition of any assets, rights, liabilities or obligations of the Joint Venture not in the ordinary course of the business of the Joint Venture and having a value in excess of $5 million;

                (vi) any change in the Manager (including subcontracting the role of manager) of the Joint Venture, other than to an Affiliate of Placer (provided such affiliate is a direct or indirect wholly-owned subsidiary of Placer Dome Inc. and provided that Placer shall covenant to make available to such Affiliate the employees, assets and technical knowledge of Placer which are necessary to enable such Affiliate to fully perform the duties and obligations of Placer as Manager hereunder) and other than a change as a result of Kinross' Participating Interest becoming at least a 51% Participating Interest in the Joint Venture and other than for any other reason set out in Section 7.4; or

                (vii) the approval of the occupational health and workplace safety and environmental protection and compliance policies and plans of the Management Committee.

6.3             MEETINGS

The Management Committee shall hold regular meetings at least quarterly in Toronto, or at another mutually agreed place. The Manager shall give 30 days advance notice to the Parties of such meetings. Additionally, any Party may call a special meeting upon 15 days notice to the Manager and the other Party. In case of emergency, reasonable notice of a special meeting to consider the emergency matter shall suffice. There shall be a quorum if at least one member representing each Party holding at least a 25% Participating Interest is present; provided, however that if a quorum is not present within 15 minutes of the appointed time, then one member may adjourn the meeting to the same place and time on any date not more than 30 days from the originally appointed date. The member adjourning the meeting shall provide ten days advance notice to the Parties of the date of any such adjourned meeting. At any such adjourned meeting a quorum shall consist of one member without the requirement that a member or alternate representing each Party be present. Each notice of a regular meeting shall include an itemized agenda prepared by the Manager, in the case of a regular meeting, or by the Party calling the meeting, in the case of a special meeting, but any matters may be considered in any meeting with the consent of all Parties. Either Party shall be reasonably entitled to have in addition to its appointed Management Committee member, any other person in attendance at a meeting, provided that only the appointed member shall be entitled to vote at such meeting in accordance with the terms of this Agreement. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Parties within 10 days after the meeting. Any revisions to the minutes of a meeting must be provided to the Manager within 30 days after they are distributed to the Parties, after which, if no revisions are requested, the minutes will be deemed to have been approved and signed by both Parties. The minutes, when signed or deemed signed by all Parties, shall be the official record of the decisions made by the Management Committee and shall be binding on the Manager and the Parties. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be a charge to the Joint Account. All other costs shall be paid by the respective Parties.

6.4             ACTION BY TELEPHONE MEETING

In addition to, or in lieu of, regular meetings the Management Committee may hold conference telephone meetings (where the members representing each Party can hear each other). Actions taken or authorized at any such meeting are as effective as actions taken or authorized at regular meetings so long as all decisions are immediately confirmed in writing (which includes confirmation by facsimile) by the Party holding the requisite Participating Interests pursuant to Section 6.2 to determine the decision of the Management Committee.

6.5             POLICIES AND PLANS

The Management Committee shall receive the policies and plans prepared by the Manager under Section 7.2(q) and consider, adopt and cause to be implemented and enforced appropriate policies and plans relating to occupational health and workplace safety, sustainability, environmental protection and compliance or any other matter as it shall deem appropriate or prudent relating to Operations and Continuing Obligations. All such policies and plans shall be reviewed by the Management Committee on an annual basis from and after adoption.

6.6             MATTERS REQUIRING APPROVAL

Except as otherwise delegated to the Manager in Section 7.2, the Management Committee shall have exclusive authority to determine all matters related to overall policies, objectives, procedures, methods and actions under this Agreement.

6.7             APPROVAL IN WRITING

Any matter which may be undertaken by the Management Committee may be approved in writing if signed by all members of the Management Committee.

                                    ARTICLE 7
                                     MANAGER

7.1             APPOINTMENT

        (a) The Parties hereby appoint Placer as the Manager with overall management responsibility for Operations. Placer hereby agrees to serve as the Manager until it resigns or is deemed to have resigned as provided in Section 7.4 or is replaced as Manager pursuant to Section 7.1(c).

        (b) Placer may appoint its Affiliate to be the Manager, provided that such Affiliate is Placer Dome Inc. or a direct or indirect wholly-owned subsidiary of Placer Dome Inc., in which case Placer will covenant to and in favour of the Continuing Parties to provide and will provide such expertise and know-how to its Affiliate in order for the Affiliate to fulfill its obligations as Manager.

        (c) Placer shall be entitled to continue to act as Manager for so long as it and, or, its Affiliates maintain a Participating Interest equal to or greater than that of the other Party. Thereafter, the Party who has a Participating Interest equal to or greater than that of the other Party at a particular time (as determined pursuant to Article 5) shall be the Manager for so long as it retains such Participating Interest. If, at any time, the Participating Interest of the Manager should cease to be equal to or greater than the Participating Interest of the other Party, the Non-Manager, by notice in writing to the Manager ("Notice of Change of Manager"), shall be entitled to become the Manager. If Notice of Change of Manager is given, the Party to whom it is given shall turn over all documents and records and assign the rights under all contracts and otherwise co-operate and take all proper actions reasonably necessary to allow the successor Manager to assume its duties and responsibilities under this Agreement.

7.2             POWERS AND DUTIES OF MANAGER

Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties which shall be discharged in accordance with adopted Programs and Budgets:

        (a) The Manager shall conduct, manage, direct and control Operations, including Exploration, Development and Mining Operations and Continuing Obligations, and shall prepare and present to the Management Committee proposed Programs and Budgets as provided in Article 8;

        (b) The Manager shall implement the decisions, policies and plans of the Management Committee, shall make all Expenditures necessary to carry out adopted Programs and shall promptly advise the Management Committee if it has not received sufficient funds to carry out its responsibilities under this Agreement;

        (c) The Manager shall use reasonable efforts to: (i) purchase or otherwise acquire all materials, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Joint Venture Assets free and clear of all Encumbrances, except for those existing at the time of, or created concurrent with, the acquisition of such Joint Venture Assets, or worker's, mechanic's or materialmen's or construction liens which shall be released or discharged in a diligent manner, or Encumbrances specifically approved by the Management Committee;

        (d) The Manager shall: (i) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Joint Venture Assets; (ii) make royalty and/or reimbursement of contributions payments to the Parties and third parties required hereunder; (iii) pay all taxes, assessments and like charges on Operations and Joint Venture Assets except taxes determined or measured by a Party's sales revenue or net income;
                (iv) provide information to assist the Parties with their corporate tax filings; and (v) do all other acts reasonably necessary to maintain the Joint Venture Assets. If authorized by the Management Committee, the Manager shall have the right to contest in the courts or otherwise, the validity or amount of any taxes, assessments or charges if the Manager deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Joint Venture Assets to be lost as the result of the non-payment of any taxes, assessments or like charges;

        (e) The Manager shall: (i) apply for and maintain all necessary permits, licenses and approvals; (ii) comply with Laws; (iii) promptly notify the Management Committee of any allegations of substantial violation thereof; and (iv) prepare and file all reports or notices required for or as a result of Operations. The Manager shall not be in breach of this provision if a violation has occurred in spite of the Manager's reasonable efforts to comply and the Manager has timely cured or disposed of such violation through performance or payment of fines and penalties; (f) The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations;

        (g) Until otherwise directed to be changed by resolution of the Management Committee, the Parties shall each maintain in force their respective insurance policies in effect on the Effective Date until the expiry in accordance with their terms of Kinross' property, boiler and machinery, and civil liability and motor vehicle policies. The costs of such policies shall be to the account of the Joint Venture from and after the Effective Date. On the Effective Date each Party will provide to the other Party a certificate or certificates of insurance amended to note the other Party's interest in the Joint Venture Assets covered by such Party's insurance policy or policies. The Manager will arrange for the Joint Venture to obtain and maintain reasonable insurance coverage in respect of its business, operations and activities of a nature and to the extent customarily carried by persons carrying on a similar undertaking, including such coverage as affords reasonable protection to the Parties and the Joint Venture, from all costs, losses, charges, damages or expenses which may arise by reason of personal injury or death. Unless a Party acquires additional insurance coverage as described below in this subsection, the proceeds of a claim under an insurance policy after the Effective Date will accrue to the Joint Venture and not to the Party in whose name the insurance is held. Either of the Parties may require that the insurance coverage of the Joint Venture be increased, beyond that approved by the Management Committee, provided that such Party shall bear the cost of the increased coverage. In the event of a claim for loss, any proceeds relating directly to such increased coverage shall be payable to the Party bearing the cost of same;

        (h) The Manager may dispose of Joint Venture Assets, whether by abandonment, surrender or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in Article 12. Without prior authorization from the Management Committee, the Manager shall not: (i) dispose of Joint Venture Assets not in the ordinary course of the business of the Joint Venture in any one transaction having a value in excess of $ [Deleted Text] million; (ii) enter into any sales contracts or commitments for Products; (iii) begin a liquidation of the Joint Venture Assets; or (iv) dispose of all or a substantial part of the Joint Venture Assets necessary to achieve the purposes set forth in this Agreement;

        (i) The Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors;

        (j) The Manager shall perform or cause to be performed all assessment and other work required by law in order to maintain any unpatented mining claims that are or may become a part of the Properties or Additional Rights. The Manager shall have the right to perform the assessment work required hereunder pursuant to a common plan of exploration and continued actual occupancy of such claims and sites shall not be required. The Manager shall not be liable on account of any determination by any court or governmental agency that the work performed by the Manager does not constitute the required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims, provided that the work done is in accordance with an adopted Program and Budget and is performed in accordance with Section 8.3. The Manager shall timely record with the appropriate Governmental Authorities evidence in proper form attesting to the performance of assessment work or notices of intent to hold in proper form, and allocating therein, to or for the benefit of each claim, at least the minimum amount required by Law to maintain such claim or site. The Manager will provide a Party and its representatives with access to records and information to permit a Party to have prepared for it a technical report or other assessment for its own purposes, but the cost of preparing any such report or assessment will be borne by the Party having it prepared and shall not be an Expenditure;

        (k) If authorized by the Management Committee, the Manager may: (i) locate, amend or relocate any mineral rights; (ii) locate any fractions resulting from such amendment or relocation; (iii) apply for further mineral rights, permits to mine and/or mining leases or other forms of mineral tenure for any such mineral rights; (iv) abandon any mineral rights for the purpose of relocating such mineral rights or otherwise acquiring from a government agency rights to the ground covered thereby; (v) exchange with or convey to a Governmental Authority any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground; (vi) convert any mineral rights into one or more leases or other forms of mineral tenure pursuant to any Law; and (vii) contract with and pay compensation to any person including any Governmental Authority for surface rights, rights of access, easements, rights of way or any other form of other tenement whether located at or near the Properties or elsewhere useful in connection with the activities of the Joint Venture;

        (l) The Manager shall keep and maintain, separate and apart from its other books and accounts and records, good and complete books of account and records pertaining to Operations and the management and operation of the Joint Venture Assets and its performance as Manager hereunder, including but not limited to:

                (i) copies of all geological, geophysical, geochemical, drilling, metallurgical and engineering records and reports;

                (ii) maps, drawings, surveys and other records, including title records, relating to or describing the Properties and all Operations thereon or in respect thereof;

                (iii) all licences, approvals, consents and permits given by Governmental Authorities and all reports and correspondence relating thereto; and

                (iv) detailed books of account and records as will properly reflect, on an accrual basis and otherwise in accordance with Canadian generally accepted accounting principles, the accounting procedures set out in Schedule "B" attached hereto and customary cost accounting practices in the mining industry, all transactions of the Manager in relation to the management of Operations and the Joint Venture Assets and the performance of its duties hereunder, including those duties for which it will seek reimbursement hereunder, in a central location known to each Party, and make such books and accounts and records available to the Parties or their duly authorized agents and representatives at all reasonable times for inspection, audit and/or reproduction. All such books and accounts and records shall be the property of the Joint Venture and, unless otherwise authorized by the Parties in writing, shall be maintained by the Manager and not destroyed and all such books and accounts and records and all reports of the Manager under this Agreement shall be subject to the audit pursuant to and in accordance with the accounting procedures set out in Schedule "B" attached hereto;

        (m) The Manager shall keep the Management Committee advised of all Operations by submitting to the representative of each Party in writing the following information as soon as it is available to the Manager: (i) progress reports delivered within five Business Days after the end of each month, which include summaries of Operations and statements of Expenditures and comparisons of such Expenditures to the adopted Budget; (ii) monthly summaries of data acquired delivered within five (5) Business Days after the end of each month; (iii) a copy of any reports concerning Operations; (iv) a detailed final report within 45 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted Expenditures and comparisons between the objectives and results of Programs; and
                (v) a copy of such other reports as the other Party may reasonably request. Items (i) through (iii) of this Section 7.2(m) shall be submitted by the Manager as it prepares them in the normal course of business. Copying of items (i) through (v) will be charged to the Joint Account. The Manager shall forthwith communicate to both Parties concurrently any information that is material to the Operations. All information so communicated by the Manager is subject to the provisions of
                Article 16 hereof. At all reasonable times the Manager shall provide the Management Committee or the representative of any Party, upon the request of any member of the Management Committee, access to, and the right to inspect and copy, all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records and other information acquired in Operations that has not been provided pursuant to items (i) through (v) of this Section 7.2(m); such information will be provided to the Management Committee as a charge to the Joint Account and if additional copies are required by a Party they will be paid for by that Party. In addition, the Manager shall allow upon written request (which request shall not be unreasonably denied) the Non-Manager, at the latter's sole risk and expense, and subject to reasonable safety regulations, to inspect the Joint Venture Assets and Operations at all reasonable times, so long as the inspecting Party does not unreasonably interfere with Operations;

        (n) The Manager (i) shall perform all reclamation, rehabilitation and other mine closure obligations in respect of all Properties or any part thereof in a timely manner in accordance with all applicable Laws, the policies and plans of the Management Committee, and all mine closure plans, and (ii) shall cause the Joint Venture to complete and file with all Governmental Authorities having jurisdiction all mine closure plans and related financial assurances relating to the Properties and any past, present or future Operations conducted thereon. All such financial assurances shall be posted by the Parties proportionately to each Party's Participating Interest;

        (o) The Manager shall undertake to perform Continuing Obligations when and as appropriate or required by any Laws or any contractual obligation. The Manager shall have the right to delegate performance of Continuing Obligations to Persons having demonstrated skill and experience in relevant disciplines. As part of each Program and Budget submission, the Manager shall prepare and distribute to the Parties a Program and Budget for performance of Continuing Obligations and shall keep the Parties reasonably informed about the Manager's efforts to discharge Continuing Obligations. Each Party shall have the right from time to time to enter the Properties to inspect work directed toward satisfaction of Continuing Obligations and audit books, records, and accounts related thereto;

        (p) The Manager will appoint and remove the mine general manager of the Joint Venture. [Deleted Text]

        (q) The Manager shall prepare for presentation to and the approval of the Management Committee, and implement and enforce, appropriate occupational health and workplace safety, sustainability and environmental protection and compliance policies and plans and such other policies and plans as the Management Committee shall deem appropriate or prudent. All such policies and plans will meet a standard which is at least as stringent as the more stringent of Placer's and Kinross' current standards or practices for the applicable policy or plan. The Manager shall prepare the initial policies and plans within the first full year of Operations; and

        (r) The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing.

7.3             STANDARD OF CARE

The Manager shall conduct all Operations in a good, workmanlike and efficient manner using the skill and judgement, and exercising such degree of care and skill as would reasonably be exercised by an experienced mining company operating mining operations of the nature and scope of the Joint Venture and the Joint Venture Assets, all in accordance with: (a) prevailing mining industry standards and practices; (b) all Laws; (c) the terms of leases, licenses, permits, contracts and other agreements pertaining to the Joint Venture Assets; and (d) the occupational health and work place safety, environmental protection and compliance and all other policies and plans adopted by the Management Committee. The Manager shall not be liable to the Non-Manager for any act or omission resulting in damage or loss except to the extent caused by or attributable to the Manager's wilful misconduct or gross negligence.

The Manager shall not be in default of any duty under this Section 7.3 if its failure to perform results from the failure of a Non-Manager to perform acts or to contribute amounts required of it by this Agreement.

7.4      RESIGNATION AND DEEMED OFFER TO RESIGN

The Manager may resign upon giving not less than 90 days prior written notice to the other Party, in which case the other Party may elect to become the new Manager by notice to the resigning Party given within 60 days after the notice of resignation is delivered. If the other Party does not so elect to become, or appoint, the new Manager, this Agreement shall terminate and the resigning Manager shall comply with the provisions of Section 11.4.

If any of the following shall occur, the Manager shall be deemed to have offered to resign, which offer shall be accepted by the other Party, if at all, within 90 days following such deemed offer by notice in writing to the resigning Party and the Manager (if not the resigning Party):

        (a)     the Participating Interest of the Manager becomes less than 50%;

        (b)     the Manager fails to propose a Program or Budget in any year;

        (c) upon a final and unappealable determination of a court of law, that the Manager has failed to perform its duties and obligations hereunder in accordance with the Manager's standards of care set out in this Agreement;

        (d) upon a final and unappealable decision of a court of law that the Manager has breached any material obligation, covenant or duty under this Agreement; or

        (e) a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of the Manager's assets is appointed and such appointment is neither made ineffective nor discharged within 60 days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager.

If the other Party shall accept the Manager's deemed offer of resignation then the Manager shall be deemed to have resigned and the other Party shall be the successor Manager. In the case of the deemed resignation of the Manager under any of Sections 7.4(b), (c) or (d), the other Party shall be the successor Manager only for the remaining portion of the then current Program, after which the Party who has a Participating Interest greater than that of the other Party at the particular time shall be the Manager. In the case of Section 7.4(e) the appointment of a successor Manager shall be deemed to pre-date the event giving rise to the offer to resign.

7.5             CHANGE IN MANAGER

        (a) If the Manager resigns or otherwise ceases to be Manager such former Manager shall forthwith turn over, transfer and deliver to the new Manager control and possession of the Joint Venture Assets, all documents, books, records and accounts pertaining to the performance of its functions as Manager and all monies held by it in its capacity as Manager. Upon such transfer and delivery the former Manager shall be released and discharged from, and the new Manager shall assume, all duties and obligations of Manager except the unsatisfied duties and obligations or any liabilities of the former Manager accrued or existing prior to the effective date of the change of Manager and for which the former Manager shall, notwithstanding its release or discharge, continue to remain liable.

        (b) Upon the resignation or removal of the Manager hereunder, the new Manager may conduct an audit of the records of the former Manager with respect to Operations conducted under this Agreement within 60 days of such resignation or removal. The cost of any such audit will be borne by the Party that appointed the new Manager.

7.6             PAYMENTS TO MANAGER

The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with the Accounting Procedure and any agreement between the Parties that may be entered into from time to time.

7.7             TRANSACTIONS WITH AFFILIATES

If the Manager engages any Affiliate to provide services hereunder, it shall do so on terms no less favourable than would be the case in arm's-length transactions.

7.8             ACTIVITIES DURING DEADLOCK

If the Management Committee for any reason fails to adopt a Program and Budget for the maintenance of the Properties or a Mining Program and Budget for the maintenance of the Joint Venture Assets for any calendar year or part thereof, in the absence of contrary direction and subject to the receipt of necessary funds, the Manager shall continue Operations at levels sufficient to maintain the Properties and the Joint Venture Assets. In such event, for purposes of determining required contributions of the Parties and their respective Participating Interests, the last adopted Program and Budget or Mining Program and Budget, as the case may be, shall be deemed extended. If the Management Committee twice fails to adopt such a Program and Budget, then after the second such occurrence the matter will be subject to the provisions of Article 14 as if there had been a failure to agree on an Expenditure.

7.9             INDEMNIFICATION

The Manager's authority shall be limited to that authority which is conferred on it by this Agreement and the Manager shall indemnify and hold the Non-Manager and its Affiliates and their respective directors, officers and employees harmless from and against any and all losses,

(other than profits) claims, demands, costs (including legal costs), expenses, actions, causes of action, damages and liabilities (collectively, a "Claim") arising out of the gross negligence or wilful misconduct of the Manager, its directors, officers or employees in the performance of its duties as Manager under this Agreement.

                                   ARTICLE 8
                              PROGRAMS AND BUDGETS

8.1             OPERATIONS PURSUANT TO PROGRAMS AND BUDGETS

Unless otherwise provided herein, Operations shall be conducted, expenses shall be incurred, and Joint Venture Assets shall be acquired only pursuant to approved Programs and Budgets.

8.2             PROGRAMS

The Manager shall propose a Program each year entailing:

        (a) Exploration Operations, including geological mapping, geochemical sampling, geophysical surveys, drilling, underground or surface drilling, bulk sampling, and other work carried out to ascertain the existence, location, quantity, characteristics, and quality of deposits of Products on the Properties;

        (b) Development Operations, that may entail in-depth drilling, test mining, a Feasibility Study, and other such work expended toward developing deposits of Products on the Properties, but does not encompass, by itself, construction, operation, maintenance, and attendant activities designed to bring a Mine on any of the Properties into production in reasonable commercial quantities; and

        (c) Mining Operations that provides for ongoing operation, maintenance, modification, expansion, shut down and reclamation and attendant activities associated with the currently operating Mines owned by the Joint Venture, or a Program, after a Favourable Feasibility Study has been adopted, that is designed to bring a Mine into production and that provides for its subsequent operation, modification or expansion, shut down and reclamation. Mining Operations entail Development and Mining work, including in-depth drilling, test mining, engineering and design work, and work expended towards development of deposits of Products, as well as construction, operation, maintenance modification, expansion and attendant activities.

8.3             PREPARATION, PRESENTATION AND CONTENT OF PROGRAMS AND BUDGETS

        (a) CONTENT AND SUBMISSION OF PROGRAMS - Proposed Programs and Budgets shall be prepared and submitted by the Manager to the Management Committee for review and consideration. Each Program shall be accompanied by and shall include a corresponding Budget and shall designate precisely the area on which Operations are to be performed, describe the work to be performed and state the estimated period of time required to perform the work.

        (b) CONTENT OF BUDGETS - Each Budget shall be prepared in reasonable detail and shall set forth Expenditures for a budgeted item which, under generally accepted accounting principles, would be capitalized. Budget items for Exploration Operations shall, as near as is practicable, show the estimated expenditures for each calendar quarter covered by the Budget period. Budget items for any Development or Mining Operations shall, as near as is practicable, show the estimated Expenditures for each month covered by the Budget period.

        (c) INITIAL PROGRAM AND BUDGET - The first Program and Budget shall be agreed upon by the Management Committee within 30 days of the Effective Date and shall commence upon such agreement being settled and be in effect through to the end of the calendar year in which the Effective Date falls. Until the initial Program and Budget have been approved by the Management Committee, the Manager will conduct Operations in accordance with the Programs and Budgets in effect for each of the Parties on the Effective Date.

        (d) DURATION - After the period of the initial Program and Budget, any Program and Budget shall be for a period of one calendar year unless otherwise determined by the Management Committee but may extend for such longer period as is reasonably necessary to complete the Program.

        (e) REVIEW - Each adopted Program and Budget, regardless of length, shall be reviewed at least once a year at a regular meeting of the Management Committee. During the period encompassed by any Program and Budget and at least 90 days prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Parties.

8.4             SUBMISSION AND APPROVAL OF PROPOSED PROGRAMS AND BUDGETS

        (a) SUBMISSION OF MANAGER'S PROGRAM AND BUDGET - Within 30 days after the Manager submits a proposed Program and Budget to the Management Committee, the Non-Manager shall submit to the Management Committee:

                (i) notice that the Non-Manager approves of the Program and Budget; or

                (ii) proposed modifications of the proposed Program and Budget, which shall include detailed specific objections regarding the proposed Program and Budget; or

                (iii) notice that the Non-Manager rejects the proposed Program and Budget.

                If a Non-Manager fails to give any of the foregoing responses within the allotted time, the failure shall be deemed an approval by the Party of the proposed Program and Budget. If a Non-Manager makes a timely submission to the Management Committee pursuant to Section 8.4(a)(ii) or 8.4(a)(iii), then the Management Committee shall within the following 30 days meet to consider the proposed Program and Budget and proposed modifications and seek to develop a complete Program and Budget acceptable to the Parties. The Manager shall then call a Management Committee meeting for purposes of reviewing and voting on the proposed Program and Budget, if any, proposed by the non-Manager and incorporated by the Manager.

        (b) SUBMISSION OF NON-MANAGER'S PROGRAM AND BUDGET - If Management Committee approval of a proposed Program and Budget submitted by the Manager under Section 8.3(e) is not obtained at the meeting described in Section 8.4(a) by an affirmative vote of over 50% of Participating Interests, then the Non-Manager shall be entitled, within 30 days of that meeting, to submit a proposed Program and Budget for consideration and approval according to the procedure provided for the Manager's Program and Budget in
                Section 8.4(a).

        (c) DEEMED APPROVAL OF MANAGER'S PROGRAM AND BUDGET - If Management Committee approval of a proposed Program and Budget submitted under Section 8.4(a) or (b) is not obtained, then the proposed Program and Budget submitted by the Manager, incorporating any modifications agreed upon by the Management Committee, shall be deemed adopted upon the Manager giving notice of its intent to conduct such Program and Budget; provided, however, that the Manager and the Management Committee shall use all reasonable efforts to accommodate the Non-Manager's position in preparation and approval of the Program and Budget.

8.5             ELECTION TO PARTICIPATE

        (a) DEADLINE FOR ELECTION - Any Party whose proposed Program and Budget is adopted as provided in Section 8.4(a) or (b) is deemed to have elected to contribute to that Program and Budget in proportion to its then Participating Interest. By notice to the Management Committee within 20 days after either the final vote adopting a Program and Budget pursuant to Section 8.4(a) or (b) or receipt of notice pursuant to Section (c), whichever is applicable, a Party may elect to contribute to such Program and Budget (i) in proportion to its then respective Participating Interest or (ii) not at all. If the other Party fails to notify the Management Committee or the Party electing to conduct the Program within the 20 days, the Party so failing shall be deemed to have elected to contribute to such Program and Budget in proportion to its then respective Participating Interest. If a Party elects not to contribute in proportion to its Participating Interest, the Party that elected to contribute in proportion to its then Participating Interest may within an additional 20 days revise or revoke its election to contribute.

        (b) PARTICIPATION IN PROGRAM AND BUDGET - If the other Party elects not to participate in a Program and Budget at all, that Party's Participating Interest shall be reduced as provided in Section
                5.3 or Section 5.4, as applicable. The Participating Interest of the contributing Party will be increased by the amount of the reduction in the Participating Interest of the non-contributing Party as provided in Section 5.3 or Section 5.4, as applicable.

8.6             BUDGETARY OVERRUNS

The Manager's monthly Budget reports will report on actual Expenditures incurred for the previous month and for the year-to-date and will compare the forecast Expenditures for the year to the budgeted Expenditures for the year. If the forecasted Expenditures for the year (not including unexpected Expenditures as defined in Section 8.8) materially exceed the budgeted Expenditures for the year then the Manager will immediately notify the Parties for the purpose of convening a Management Committee meeting to consider the overrun and a re-forecast of the Expenditures. Thereafter, unless otherwise determined or authorized by the unanimous approval of the Management Committee Nominees of both Parties, if the Manager exceeds forecast Expenditures (or re-forecast Expenditures, as the case may be) by more than [Deleted Text]%, then the amount of the Budget overrun up to and including [Deleted Text]% shall be borne by the Parties in proportion to their Participating Interest and the excess over 20% shall be for the sole account of the Manager.

8.7             PARTICIPATION IN SUBSEQUENT PROGRAMS

A Party may participate in any subsequent Program at the level of the Party's then Participating Interest unless the Party's Participating Interest has been converted to an NSR Royalty interest pursuant to Section 5.6.

8.8             EMERGENCY OR UNEXPECTED EXPENDITURES

In case of emergency, the Manager may take any reasonable action it deems necessary to protect life, limb or property, to protect the Joint Venture Assets or to comply with Laws. The Manager may also make reasonable Expenditures on behalf of the Parties for unexpected events which are beyond its reasonable control, for which it has made reasonable attempts to discuss with the Management Committee and which do not result from a breach by it of its standard of care ("unexpected Expenditures"). The Manager shall promptly notify the Parties of the emergency or unexpected Expenditure, and the Manager shall be reimbursed for all resulting costs (except for such costs as result from a breach by the Manager of its standard of care) by the Parties in proportion to their respective Participating Interests at the time the emergency occurred giving rise to the unexpected Expenditures. If a Party fails to reimburse the Manager for the unexpected Expenditures, then the other Party may pay to the Manager or the defaulting Party's share of unexpected Expenditures, whereupon the amount so paid shall bear interest in accordance with, and the non-defaulting Party shall have the rights pursuant to, the provisions of
Section 9.3.

                                   ARTICLE 9
                            ACCOUNTS AND SETTLEMENTS

9.1             MONTHLY STATEMENTS

The Manager shall promptly submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Joint Account during the preceding month. As may reasonably be requested by the Parties, the Manager may modify the statements prepared by it to accommodate the specific accounting requirements of a Party to allow it to properly consolidate its own financial statements.

9.2             CASH CALLS

Except where a Party has voluntarily elected not to participate in an adopted Program and Budget pursuant to Sections 5.3 and 8.5, on the basis of the adopted Program and Budget, the Manager will submit to each Party, at least five Business Days in advance of when payment is required, a notice setting forth a billing for estimated cash requirements for the following approximate two week period. Each Party shall advance to the Manager its proportionate share of the estimated amount on the first and fifteenth day of each month. The Manager shall not maintain any material cash balance, and all material funds in excess of immediate cash requirements shall be returned to the Parties in proportion to their Participating Interests. In the event that a Party fails to advance to the Manager its proportionate share of the estimated amounts in accordance with the foregoing terms, the Manager shall immediately deliver to that Party written notice of the failure to advance funds, whereupon such Party shall advance to the Manager its proportionate share of the estimated amount within two Business Days of the receipt of such notice, failing which such Party shall be in default of such cash call. The Party that failed to pay a cash call when due under this Section will reimburse the Manager or its Affiliate for any costs incurred or interest paid by the Manager or its Affiliate as a result of them advancing funds or drawing on a credit facility to cover the amount of the cash call not made. None of the foregoing imposes on the Manager any obligation to fund any shortfalls in cash requirements or any missed cash call or any other obligation of the Parties under this Agreement.

9.3             FAILURE TO MEET CASH CALLS

A Party that fails to meet cash calls in the amount and at the times specified in Section 9.2 in the circumstances where the other Party has met the corresponding cash calls in the amount and at the times specified in Section 9.2, shall be in default and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to three percentage points over the Prime Rate, but in no event shall the rate of interest exceed the maximum permitted by Law. Such interest shall accrue to the sole benefit of and be payable to the non-defaulting Party, but shall not be deemed as amounts contributed by the non-defaulting Party if dilution occurs pursuant to Section
5.5. The non-defaulting Party shall have those rights, remedies and elections specified in Section 5.5.

                                   ARTICLE 10
                            DISPOSITION OF PRODUCTION

10.1            TAKING IN KIND

Each Party owning a Participating Interest shall take delivery of its Participating Interest share of all refined gold produced by the Joint Venture directly from the refinery designated by the Manager, which refinery initially will be the Johnson Mathey facility in Brampton, Ontario. Each Party will take in kind or separately dispose of its Participating Interest share of all other Products produced by the Joint Venture. Any extra costs incurred in the taking in kind or separate disposition by a Participant shall be borne by such Participant. Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products or permitting the processing of Products owned by any third party at any processing facility owned or constructed by the Parties pursuant to this Agreement. The Manager will give notice in advance of the anticipated delivery date upon which Products will be available. Each Party shall assume risk of loss and take possession of such Products at the time and place specified by the Manager and will thereafter bear the responsibilities and costs of transportation, security and related expenses and shall, at its own expense, construct, operate and maintain any facilities necessary to receive, store and dispose of its share of production.

10.2            HEDGING

No Party shall have any obligation to account to any other Party for, nor have any interest or right of participation in any profits or proceeds, nor have any obligation to share in any losses from, or costs of futures, contracts, forward sales, trading in puts, calls, options or any similar hedging, currency hedging, price protection or marketing mechanism it may employ with respect to its Participating Interest share of any Products produced or to be produced from the Properties or elsewhere. Neither Party may commit the other Party's share of production to any hedging, price protection or similar program undertaken by it.

                                   ARTICLE 11
                           WITHDRAWAL AND TERMINATION

11.1            TERMINATION BY EXPIRATION OR AGREEMENT

This Agreement shall terminate as expressly provided in this Agreement, unless earlier terminated by written agreement between the Parties.

11.2            WITHDRAWAL AND OTHER EVENTS OF TERMINATION

        (a) If a Party's Participating Interest in the Properties is reduced to less than 10% and converted to a 2% NSR Royalty, then it will be deemed to have withdrawn from the Joint Venture.

        (b) Upon withdrawal of a Party so that only one Party remains, this Agreement shall terminate, and the withdrawing Party shall be deemed to have transferred to the remaining Party its Participating Interest, without cost and free and clear of Encumbrances arising by, through or under such withdrawing Party, except the NSR Royalty described in Section 5.6 and those other interests and exceptions to which both Parties have given their written consent after the date of this Agreement. The withdrawing Party shall execute and deliver all instruments as may be necessary to effect the transfer of its Participating Interest in the Joint Venture Assets and in this Agreement to the remaining Party. Any withdrawal under this Section 11.2 shall not relieve the withdrawing Party of its share of Continuing Obligations or liabilities to third persons (whether such liabilities accrue before or after such withdrawal) arising out of Operations conducted prior to such withdrawal. For purposes of this Section 11.2, the withdrawing Party's share of such liabilities shall be equal to its Participating Interest at the time such liability was assumed (in the case of liabilities which existed on the Effective Date) or at the time of the action giving rise to such liability (in the case of the liabilities which arose after the Effective Date).

        (c) In addition to withdrawal under Sections 11.2(a) and (b) resulting in termination, this Agreement shall also terminate under this Section 11.2(c) if any of the following occur:

                (i) if at any time there are no Joint Venture Assets which are subject to the provisions of this Agreement;

                (ii) if the rights or all obligations of the Parties to explore or mine or hold or rehabilitate the Properties have been terminated and there are no further Continuing Obligations; or

                (iii) if one party acquires a Participating Interest such that it holds 100% of the Participating Interests.

11.3            CONTINUING OBLIGATIONS

On termination of this Agreement under this Article 11, the Parties shall remain liable for Continuing Obligations hereunder in proportion to their Participating Interests at the time such liability was assumed (in the case of liabilities which existed on the Effective Date) or at the time of the action giving rise to such liability (in the case of the liabilities which arose after the Effective
Date) until final settlement of all accounts. Such Continuing Obligations include liability for all amounts chargeable with respect to any Budget to which the withdrawing Party is committed, including costs incurred pursuant to such Budget after the effective date of withdrawal but not in excess of the most recent cost estimates committed to, or approved by, such withdrawing Party. The withdrawing Party shall also remain liable in proportion to its Participating Interest for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of the Agreement. Each Party shall be liable for its allocable share of the cost of satisfying all Continuing Obligations, whether or not one of the Parties has previously withdrawn or reduced its Participating Interest or had it converted to a royalty. If the Participating Interests of the Parties change, the Manager should propose to the Management Committee a method for fairly allocating such costs. Upon withdrawal, the withdrawing Party will assign its interest in any mining claims, leases or subleases to the remaining Party.

11.4            DISPOSITION OF JOINT VENTURE ASSETS ON TERMINATION

Promptly after termination of this Agreement under this Article 11, the Manager shall take all action necessary to wind up the activities of the Parties, and all costs and expenses incurred in connection with the termination of the Agreement shall be expenses chargeable to the Parties. The Joint Venture Assets shall first be paid, applied, or distributed in satisfaction of all liabilities of the Parties to third parties and then to satisfy any debts, obligations or liabilities owed to the Parties. Before distributing any funds or Joint Venture Assets to Parties, the Manager shall segregate amounts which, in the Manager's reasonable judgment, are necessary to discharge Continuing Obligations or to purchase for the account of Parties, bonds or other security for the performance of such obligations. Thereafter, any remaining cash and all other Joint Venture Assets shall be distributed (in undivided interests unless otherwise agreed) to the Parties according to their Participating Interests. No Party shall receive a distribution of any interest in Products or proceeds from the sale thereof if such Party's Participating Interest therein has been terminated pursuant to this Agreement.

11.5            RIGHT TO DATA AFTER TERMINATION

After termination of this Agreement, each Party shall be entitled to a copy of all information acquired by the Joint Venture before the effective date of termination not previously furnished to it, but a terminating or withdrawing Party shall not be entitled to copies of any such information relating to the period after its withdrawal.

11.6            CONTINUING AUTHORITY

Until there are no longer any Continuing Obligations, the Manager shall have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Parties which are reasonably necessary to: (a) wind up Operations and satisfy all Continuing Obligations; and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Parties, and take any other reasonable action in any matter with respect to which the former Parties continue to have, or appear or are alleged to have, an ongoing interest or an ongoing liability.

                                   ARTICLE 12
                     ABANDONMENT AND SURRENDER OF PROPERTIES

12.1            SURRENDER OR ABANDONMENT OF PROPERTY

Any Party may request the Management Committee to authorize the Manager to surrender or abandon part or all of the Properties. If the Management Committee authorizes any such surrender or abandonment over the objection of a Party, the Party that desires to surrender or abandon shall assign to the objecting Party, by quit claim deed and without cost to the objecting Party, all of the surrendering Party's interest in the Properties sought to be abandoned or surrendered, free and clear of all Encumbrances created by, through or under the surrendering Party other than those to which the Parties have agreed, and the abandoned or surrendered property shall cease to be part of the Properties. If Properties to be abandoned or surrendered are located upon a mining lease or sublease, abandonment shall be conducted in accordance with and only to the extent permitted by any appurtenant mining lease or sublease and Laws. Any assignment under this Section 12.1 shall not relieve the surrendering Party of its Participating Interest share of liabilities arising out of Operations conducted prior to such assignment. Any assignment of an interest pursuant to this Section 12.1 shall not reduce or change the surrendering Party's Participating Interest.

12.2            REACQUISITION

If any Properties are abandoned or surrendered under the provisions of this Article, then, unless this Agreement is earlier terminated, no Party or any Affiliate thereof shall acquire any interest in such Properties or a right to acquire such Properties for a period of two years following the date of such abandonment or surrender. If a Party reacquires any Properties in violation of this Section 12.2, such Properties shall automatically become subject to the terms of this Agreement and the other Party may elect by notice to the reacquiring Party within 45 days after it has actual notice of such reacquisition, to have such Properties continue to be subject to the terms of this Agreement. If such election is made, such reacquisitions shall be held in the proportion that each Party owned the reacquired Properties at the time they were abandoned and the costs of reacquisition shall be paid in those proportions. If such an election is not made, the reacquired properties shall thereafter cease to be treated as Properties, and the costs of reacquisition shall be borne solely by the reacquiring Party and shall not be included for purposes of calculating the Parties' respective Participating Interests.

                                   ARTICLE 13
                              TRANSFER OF INTEREST



                                 [Deleted Text]

                                   ARTICLE 16
                                 CONFIDENTIALITY

16.1            GENERAL

The terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the exclusive property of the Parties and, except as provided in Section 16.2, shall not be disclosed to any third party or the public without the prior written consent of the other Party, which consent may be arbitrarily withheld. No Party need seek the consent of a Royalty Holder under this Article 16; however, as set forth in Section 16.3, a Royalty Holder shall continue to be bound by the confidentiality provisions of this
Article 16.

16.2            EXCEPTIONS

The consent required by Section 16.1 shall not apply to any disclosure:

        (a) to an Affiliate, advisor, consultant, contractor or subcontractor that has a legitimate business need to know;

        (b) to any third party to whom the disclosing Party contemplates a Transfer of all or any part of its interest in or to this Agreement, or all or any part of its Participating Interest, that has a legitimate business need to know;

        (c) to a Governmental Authority or to the public which the disclosing Party believes in good faith is required by Laws or the rules of any relevant stock exchange; or

        (d) to any actual or potential lender or underwriter that has a legitimate business need to know.

        In any case to which Section 16.2(b), (c) or (d) is applicable, the disclosing Party shall give notice to the other Party concurrently with the making of such disclosure specifying the entity receiving the information and the reason for the disclosure. This notice shall include a summary of the information disclosed and, if requested by the other Party, copies of all confidential information delivered by the disclosing Party, and, in the case of information delivered under Sections 16.2(b) or (d), a copy of an agreement protecting the confidential information from further disclosure. Prior to any disclosure pursuant to Section 16.2(b), such third party shall first agree in writing to protect the confidential information from further disclosure to the same extent as the Parties are obligated under this
        Article 16.

16.3            DURATION OF CONFIDENTIALITY

The provisions of this Article 16 shall apply during the term of this Agreement and for two years following termination of this Agreement pursuant to Article 11 and shall continue to apply to any Party who withdraws, who is deemed to have withdrawn, or who Transfers its Participating Interest, for two years following the date of such withdrawal or Transfer. Any Party whose Participating Interest is converted to an NSR Royalty and any Person who becomes a Royalty Holder by means of a permitted Transfer of all or part of the NSR Royalty hereunder shall be bound by the confidentiality provisions of this Article 16 for so long as this Agreement remains in force.

16.4            INTERNAL PROPRIETARY INFORMATION

        (a) Subject to (b) below, all intellectual property rights will remain the property of the owner or licensor of those intellectual property rights.

        (b) All intellectual property rights in any new invention, technological developments or improvement to an existing invention created or developed in connection with or for the purposes of the Joint Venture will become and remain the property of owners of the original property rights.

        (c) The owner of intellectual property rights licensed or used pursuant to this Agreement shall indemnify and save the other Party harmless from all claims and related costs and damages based on an allegation that any of the intellectual property rights infringes the proprietary rights of any third party.

        (d) If a Party ceases to be entitled to use the intellectual property rights it has provided under this Agreement, it shall immediately notify the other Party and will not be liable in respect of any infringement claim for the unauthorized use of such intellectual property rights from the date of notification.

16.5            PUBLIC ANNOUNCEMENTS

Except as provided in Section 16.2(c), each Party shall consult with and obtain the consent of the other Party or Parties (which consent is not to be unreasonably withheld) prior to making or issuing any public announcement, press release, or similar publicity or disclosure with respect to this Agreement or any agreement entered into contemporaneously herewith or with respect to any activities under this Agreement or any such other agreements. As early as practicable, and not less than 24 hours, before a Party makes any public announcement concerning this Agreement or activities undertaken pursuant hereto (unless the disclosing Party demonstrates that earlier disclosure is required by Law), such Party shall first give the other Parties notice of the intended announcement, including a copy of such proposed announcement, and the other Party shall have the right to comment on such announcement. If a Party is required by Law to make earlier disclosure, it will provide a copy of such disclosure to the other Parties as soon as practicable thereafter.

                                   ARTICLE 17
                         TAX DEDUCTIONS AND CERTIFICATES

17.1            DEDUCTIONS

Each Party shall be entitled for tax purposes to take advantage of any deductions or incentives or any elections which may be available under the provisions of applicable federal, provincial, territorial or municipal tax laws, regulations and incentive programs in relation to costs and expenses incurred by it hereunder. Whenever deductions, incentives or elections are granted to the Parties individually but a joint election is required, each Party agrees that it will join with the other Party and execute and deliver any documentation required in connection therewith and otherwise furnish such information and take such action as may be reasonably requested by the other Party in connection therewith; provided that nothing herein contained shall require any Party to take any action which in the written opinion of counsel for that Party is likely to be detrimental to that Party's tax position.

17.2            CERTIFICATES

Should any Party who becomes a non-resident for purposes of the Tax Act make a disposition of a Canadian resource property or taxable Canadian Property within the meaning of the Tax Act, then the disposing Party shall take all steps as are necessary including the payment of money to obtain a certificate or certificates pursuant to section 116 of the Tax Act designating one or more certificate limits equal to the estimated amount of the proposed proceeds of disposition. If the disposing Party does not obtain such certificate with a certificate limit not less than the proceeds of disposition, then the Manager may withhold from any payment due to such Party in respect of such disposition or from any subsequent payment due or otherwise recover (until such time as the disposing Party delivers a certificate with a certificate limit equal to the proceeds of the disposition) an amount necessary to permit the Manager to remit to the Receiver General of Canada the tax for which any Party is liable under section 116 of the Tax Act.

17.3            GST ELECTION

The Manager and each Party shall jointly elect in the prescribed form to authorize the Manager to perform all necessary functions relating to the goods and services tax payable under the provisions of section 273 of the EXCISE TAX ACT (Canada), and any applicable provincial legislation relating to goods and services (collectively, "GST"), as amended from time to time, which is payable by the Manager and which arise out of the ownership and operation of the Properties or the delivery of each Party's share of Product, if any. Should the Manager receive any rebate of GST in respect of the Operations, such rebate shall be credited to the Joint Account.

17.4     MINING TAX ALLOCATIONS


                                 [Deleted Text]



        (d)     [Deleted Text]

                                   ARTICLE 18
                                     GENERAL

18.1            NOTICES

All notices, payments and other required communications ("Notices") to the Parties shall be in writing, and shall be delivered or sent by facsimile, addressed respectively as follows:

        (a)     in the case of a Notice to Placer at:

                Placer Dome (CLA) Limited
                130 Adelaide Street West
                Suite 3201
                Toronto, Ontario M5H 3P5

                Attention:    The Secretary
                Fax:          416.363.5950

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

                with a copy to:

                Placer Dome Inc.
                P.O. Box 49330 Bentall Station
                1600, 1055 Dunsmuir Street
                Vancouver, B.C.
                V7X 1P1

                Attention:        The Secretary
                Fax:              604.684.7261

                and a copy to (which delivery shall not constitute notice to Placer):


                                 [Deleted Text]


        (b)     in the case of a Notice to Kinross at:

                Kinross Gold Corporation
                52nd Floor, 40 King Street West
                Toronto, Ontario
                M5H 3Y2

                Attention:        Corporate Secretary
                Fax:              416.363.6622

                with a copy to (which delivery shall not constitute notice to Kinross):


                                 [Deleted Text]


        (c)     And in the case of Notice to the Management Committee:

                To the appointed member thereon of the other Party c/o the other Party as specified above.

        (d)     And in the case of Notice to the Manager if it is not a Party:

                To the address, individual's attention, telephone and facsimile specified in the communication appointing such Manager.

Notice sent by courier will be deemed to have been received when it is delivered, and notice sent by facsimile will be deemed to have been received on the day it is sent, if during regular business hours, and otherwise on the next business day.

18.2            WAIVER

The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Party's right thereafter to enforce any provision or exercise any right.

18.3            AMENDMENT

No amendment, supplement, modification, waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

18.4            FORCE MAJEURE

        (a) Except for any obligation to make payments when due hereunder, and except for the obligations of the Manager to continue Operations to the extent appropriate in the circumstances to preserve the Joint Venture Assets, the cost of which will be borne by the Joint Venture, the obligations of a Party shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, that is beyond its reasonable control, including: labour disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any Governmental Authority; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, provincial or territorial or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather conditions; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights or environmental pressure groups; or any other cause whether similar or dissimilar to the foregoing. The affected Party shall promptly give notice to the other Parties of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Party shall resume performance as soon as reasonably possible and, in any event, upon the termination of the event of force majeure. Commercial frustration, commercial impracticability or the occurrence of unforeseen events rendering performance hereunder uneconomical shall not constitute an excuse of performance of any obligation imposed hereunder.

        (b) In the event that any Party asserts that an event of force majeure has occurred, it shall give notice in writing to the other Parties specifying the following:

                (i) the cause and nature of the alleged event of force majeure;

                (ii) a summary of the action it or its representatives, agents, contractors or employees have taken to the date of such notice to correct or terminate the alleged event of force majeure; and

                (iii) the reasonably expected duration of the period of force majeure.

        (c) Any Party asserting an event of force majeure shall provide ongoing periodic notice in writing to the other Parties with respect to such events of force majeure, including the matters set out in Section (b) above, within fifteen (15) days of the end of each calendar month during the period of force majeure and shall provide prompt notice in writing to the other Parties upon the termination of the event of force majeure.

18.5            FURTHER ASSURANCES

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

18.6            SURVIVAL OF TERMS AND CONDITIONS

The following Sections shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Party in whose favour they run: Sections 5.5, 5.6, 5.7, 9.3, 11.2, 11.3, 11.4, 11.5,
11.6, 16.3 and 18.11.

18.7            SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

18.8            NO PARTNERSHIP

Nothing contained in this Agreement shall be deemed to constitute any Party the partner of any other, nor, except as otherwise herein expressly provided, to constitute any Party the agent or legal representative of any other, nor to create any fiduciary relationship between them. It is not the intention of the Parties to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership. No Party shall have any authority to act for or to assume any obligation or responsibility on behalf of any other Party, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the Parties shall be several and not joint or collective. Each Party shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, it being the express purpose and intention of the Parties that their ownership of Joint Venture Assets and the rights acquired hereunder shall be as tenants in common. Each Party shall indemnify, defend and hold harmless each other Party, its directors, officers, employees, agents and attorneys from and against any and all losses, claims, damages and liabilities arising out of any act or any assumption of liability by the indemnifying Party, or any of its directors, officers, employees, agents and attorneys done or undertaken, or apparently done or undertaken, on behalf of the other Party, except pursuant to the authority expressly granted herein or as otherwise agreed in writing between the Parties.

18.9            FURTHER GROUND WITHIN DEVELOPMENT AREA AND OTHER BUSINESS
                OPPORTUNITIES


                                 [Deleted Text]


        (h)     [Deleted Text]

18.10           WAIVER OF RIGHTS OF PARTITION AND SALE

The Parties hereby waive and release all rights of partition or of sale in lieu thereof, or other division of Joint Venture Assets, including any such rights provided by statute and all similar rights applicable in the jurisdiction in which the Properties are located.

18.11           EXPENSE AND COMMISSIONS

Each Party shall pay its own legal and other costs and expenses incurred in connection with this Agreement and agrees to save harmless each other Party from and against any and all claims whatsoever for any commissions or other remuneration payable or alleged to be payable to anyone acting on its behalf.

18.12           EXECUTION AND DELIVERY

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile, and all such counterparts and facsimiles shall together constitute one and the same agreement.

18.13           RULE AGAINST PERPETUITIES

Notwithstanding any provision of this Agreement, the Parties do not intend that there shall be any violation of the rule against perpetuities, the rule against unreasonable restraints on the alienation of property or any related rule against interests that last too long. Accordingly, if any right, or option to acquire any interest in the Properties, in a Participating Interest, in the Joint Venture Assets, or in any real property exists under this Agreement, such right or option must be exercised if at all, so as to vest such interest in the acquiring Party within time periods permitted by applicable Laws. If, however, any such violation should inadvertently occur, the Parties hereby agree that a court will be asked to reform that provision in such a way as to approximate most closely the intent of the Parties within the limits permissible under such Laws.

18.14           PAYMENT OF ROYALTIES

All required payments of royalties to third parties shall be made by each Party proportionately (based on each Party's Participating Interest) following the disposition of Products in accordance with Article 10, and each Party undertakes to make such payments in a timely manner in accordance with the terms of applicable agreements.

18.15           DISPUTES

The Parties contemplate that all matters in dispute under this Agreement, other than the matters set forth in Section 6.2(c) or Section 7.4(c) or (d), shall be settled as follows:

        (a) In the event the Management Committee representatives of the Parties are unable to resolve such dispute within twenty (20) days of being seized of the matter in dispute, then the matter in dispute shall be referred to the Chief Executive Officers of the Parties specifying in detail the matter in dispute, and the Chief Executive Officers of each Party shall meet and use reasonable efforts to resolve the dispute.

        (b) If the Chief Executive Officers of the Parties are unable to resolve the dispute within five Business Days of the matter being referred to them to resolve by the Management Committee representatives of the Parties, or if any Chief Executive Officer refuses or is unable to participate in any meeting to resolve the matter in dispute within such five Business Days, then the matter in dispute shall be settled by final and binding arbitration with no appeal from the decision of the arbitrators; provided, however, no Party may refer any matter to arbitration without first having given 10 days advance written notice to the other Party specifying in detail the matter to be arbitrated, its proposed resolution of such matter and the intention to refer the matter to arbitration (collectively, a "Notice of Intended Arbitration"). After 10 days have elapsed from the delivery to the other Party of a Notice of Intended Arbitration without resolution of the matter, the Party who gave such notice may refer the dispute to arbitration pursuant to all the provisions of the ARBITRATION ACT, 1991 (Ontario) and regulations thereunder (collectively, the "Arbitration Provisions") by naming an arbitrator and notifying the other Party of the arbitrator appointed by it accompanied by that arbitrator's acceptance of his or her appointment.

        (c) If the Parties agree in writing on a single arbitrator, any matter covered by a Notice of Intended Arbitration under this Agreement may be referred by the Parties to arbitration by a single arbitrator in lieu of the arbitration panel otherwise contemplated herein. The Parties contemplate the arbitrator(s) appointed will be persons qualified by experience and skill in the area(s) referred to in the Notice of Intended Arbitration. The Parties further contemplate the arbitrator(s) will determine the matter specified in the Notice of Intended Arbitration, reduce their decision to writing and deliver a copy to each party, all within 45 days of the appointment of the last arbitrator, subject to any reasonable delay due to unforeseen circumstances. Notwithstanding the foregoing, if the single arbitrator fails to make a decision within 60 days after appointment or if the arbitrators, or a majority of them, fail to make a decision within 60 days after the appointment of the third arbitrator, then either of the Parties may by notice to the other elect to have a new single arbitrator or arbitrators chosen in like manner as if none had previously been selected;

        (d) If a Party does not agree on a single arbitrator, the other Party shall, within 10 days of the delivery of the notice of appointment and acceptance of the first appointed arbitrator, appoint an arbitrator and deliver to the other Party notice of such appointment and the acceptance of the appointed arbitrator. If two arbitrators are appointed, those arbitrators shall within 15 days of the appointment of the second of them choose a third member of the arbitration panel. If either Party fails to choose an arbitrator or the two arbitrators appointed by the Parties, fail to choose a third member of the arbitration panel, a judge of the Ontario Court (General Division) shall, upon the request of either Party, appoint the arbitrator or arbitrators to complete the three person arbitration panel.

        (e) The Parties agree that proceedings before the arbitrator(s) shall take place in Toronto, Ontario, or such other place as the arbitrator(s) may determine.

        (f) Each Party to this Agreement expressly agrees with each other Party that the arbitrators appointed hereunder shall have all the rights and obligations provided for in the Arbitration Provisions and additionally that the arbitrators shall be entitled to finally determine all questions of law, fact and mixed fact and law without reference or appeal to any court.

        (g) The fees and expenses of the arbitrator(s) (unless otherwise determined by the arbitrator(s)) shall be paid by the Parties equally.

        (h) None of the Parties concerned shall be deemed to be in default of any matter being arbitrated until 10 days after the decision of the arbitrator(s) is delivered to all of them.

18.16           COUNTERPARTS

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and each of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other Party an original of the signed copy of this Agreement which was so faxed.

18.17           LANGUAGE

The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only. LES SIGNATAIRES CONFIRMENT LEUR VOLONTE QUE LA PRESENTE CONVENTION, DE MEME QUE TOUS LES DOCUMENTS S'Y RATTACHANT, Y COMPRIS TOUT AVIS, ANNEXE ET AUTORISATION, SOIENT REDIGES EN ANGLAIS seulement.

IN WITNESS OF WHICH the parties have duly executed this Agreement.


PLACER DOME (CLA) LIMITED                    KINROSS GOLD CORPORATION

By: /s/ George Pirie                         By: /s/ John W. Ivany
-----------------------------                ----------------------------------
Name:  George Pirie                          Name:  John. W. Ivany
Title: Vice President and CFO                Title: Executive Vice President

                                  ALL SCHEDULES



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